United States Securities and Exchange Commission (“SEC”)
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549-6010
U.S.A.
For the Attention of Ms. Sonia Barros
April 23, 2007
Re: IPC Holdings, Ltd., File No. 0-27662 (the “Company”)
Dear Ms. Barros,
     We are writing in response to your letter of April 23 concerning your review of the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 10, 2007. You request that we include a form of our proxy card with the proxy statement.
     We propose to file an Amendment No. 1 to Schedule 14A shortly, with which we will include a form of our proxy card. A form of our proxy card will also be included with the Company’s Definitive Proxy Statement on Schedule 14A when it is filed with the SEC. A form of our proxy card is attached hereto.
     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and that the Company may not assert staff comments as a defence in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to contact me on (441) 298-5146 or via e-mail Melanie.Saunders@ipcre.bm
Yours sincerely,
Melanie Saunders
Company Secretary
attach

IPC Holdings, Ltd.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.
A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 – 6.
1. Item A - Election of Nominees: to elect Directors of the Company to hold office until the Company’s next Annual General Meeting of Shareholders or until their successors are elected or appointed or their office is otherwise vacated.

	For	Withhold		For	Withhold		For	Withhold
01 - Frank Mutch	☐	☐	02 - James P. Bryce	☐	☐	03 - Peter S. Christie	☐	☐

	For	Withhold		For	Withhold		For	Withhold
04 - Kenneth L. Hammond	☐	☐	05 - Dr. the Honourable Clarence E. James	☐	☐	06 - Antony P.D. Lancaster	☐	☐
To cumulate votes, place the number of votes for a director on the line next to such director’s name.

		For	Against	Abstain
2.	Item B - Authorization of the Board to fill Board vacancies: to authorize the Board to fill any vacancy in their number not filled at a general meeting or arising as a result of an increase in the size of the Board.

		☐	☐	☐

		For	Against	Abstain
4.	Item D - Approval and Ratification of the IPC Holdings, Ltd. 2007 Incentive Plan.	☐	☐	☐

		For	Against	Abstain
6.	Item F - Amendment of Bye-laws: to approve the amendment of the Company’s Bye-laws to modernize the Bye-laws.	☐	☐	☐

		For	Against	Abstain
3.	Item C - Re-appointment and Remuneration of Independent Auditors: to approve the re-appointment of KPMG as the Company’s independent auditors until the close of the Company’s next Annual General Meeting and to authorize the Audit Committee to set the auditors’ compensation.	☐	☐	☐

		For	Against	Abstain
5.	Item E - Amendment of Bye-laws: to approve the amendment of the Company’s Bye-laws to remove out-of- date provisions relating to American International Group, Inc.	☐	☐	☐

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy – IPC Holdings, Ltd.

Meeting Details
Proxy Solicited by Board of Directors of IPC Holdings, Ltd. (the “Company”) in connection with the Company’s Annual General Meeting of Shareholders to be held on June 22, 2007 (the “Annual General Meeting”) at the American International Building, 29 Richmond Road, Pembroke, Bermuda
The undersigned shareholder of the Company hereby appoints Frank Mutch or, failing him, James P. Bryce, as proxy, each with the power to appoint his substitute, and authorizes them to represent and vote as designated herein, all of the common shares, par value $0.01 per share, of the Company (“Common Shares”) held of record on April 11, 2007 by the undersigned shareholder of the Company at the Annual General Meeting, and at any adjournment or postponement thereof, with respect to the matters listed on this Proxy. In their discretion, the proxies are authorized to vote such Common Shares upon such other business as may properly come before the Annual General Meeting.
PLEASE BE SURE TO SIGN AND DATE THIS PROXY.
THE SUBMISSION OF THIS PROXY, IF PROPERLY EXECUTED, REVOKES ALL PRIOR PROXIES.
IF THIS PROXY IS EXECUTED AND RETURNED BUT NO INDICATION IS MADE AS TO WHAT ACTION IS TO BE TAKEN, IT WILL BE DEEMED TO CONSTITUTE A VOTE FOR EACH OF THE NOMINEES AND EACH OF THE PROPOSALS SET FORTH ON THE REVERSE OF THIS PROXY.
B Non-Voting Items

Change of Address — Please print your new address below.	Email — Please print your comments below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box	Signature 2 – Please keep signature within the box